MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains, NJ 07076

800-318-7969

www.mhelite.com

March 7, 2025

Lauren Hamilton

U. S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

RE:  MH Elite Portfolio of Funds Trust

To: Lauren Hamilton

This correspondence responds to the oral comments MH Elite Portfolio of Fund Trust received from Lauren Hamilton of the U.S. Securities and Exchange Commission on September 4, 2024, December 12, 2024 and December 19, 2024.

Responses to comments from September 4, 2024

Comment: The 2024 485BPOS was filed on April 30, 2024. Why was there a one day delay?  Were there investments received on April 30, 2024?

Response: We did not consider 2024 is a leap year and instead filed at the end of April.  There were no investments received on April 30, 2024.

Comment: The MH Elite Small Cap Fund of Funds Schedule of Investments for June 30, 2024 lists Oberweis Micro Cap as a holding without listing the share class.

Response: We reviewed  the Fund class identifiers on the Schedule of Investments for all of our Funds, and all are disclosed appropriately except one.

Schedule of Investments for MH Elite Income Fund of Funds has one fund, T. Rowe Price Capital Appreciation & Income with a missing class identifier. The correct entry should have been reported as T. Rowe Price Capital Appreciation & Income Class I. The Fund is listed correctly on our website under portfolio holdings for MH Elite Income Fund of Funds and will be corrected on future filings.

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains, NJ 07076

800-318-7969

www.mhelite.com

The tables below list the funds from the Schedule of Investments with no specific class identifier. It shows how each fund is reported by Morningstar, Huntington National Bank, our custodian, and the Fund’s website.

MH Elite Small Cap Fund of Funds

Ticker	Morningstar	Huntington National Bank	Fund Site
FDSCX	Fidelity Stock Selector Small Cap	Fidelity Small Cap Independence Fund	Fidelity Stock Selector Small Cap
OBMCX	Oberweis Micro-Cap	Oberweis Micro Cap Portfolio	Oberweis Micro Cap Fund Investor Class
PVIVX	Paradigm Micro-Cap	Paradigm Micro Cap Fund	Paradigm Micro Cap Fund
SFSNX	Schwab Fundamental US Small Company Index	Schwab Fund US Sm Co Inx-Ins	Schwab Fundamental U. S. Small Company Index Class I

MH Elite Fund of Funds

Ticker	Morningstar	Huntington National Bank	Fund Site
PRDGX	T.Rowe Price Dividend Growth	T.Rowe Price Dividend Growth Fund	T.Rowe Price Dividend Growth
FGRTX	Fidelity Mega Cap Stock	Fidelity Mega Cap Stock Fund	Fidelity Mega Cap Stock
PRWAX	T.Rowe Price All-Cap Opportunities Fund	T.Rowe Price New America Growth	T.Rowe Price All-Cap Opportunities
HCMAX	Hillman Value No Load	Clarkston Partners Fund Hillman Value Fund	Hillman Value No Load
FSHOX	Fidelity Select Construction & Housing	Fidelity Select Construction And Housing Portfolio	Fidelity Select Construction and Housing Portfolio
FSLBX	Fidelity Select Brokerage & Inv Mgmt	Fidelity Select Brokerage And Investment Management Portfolio	Fidelity Select Brokerage and Investment Management Portfolio

MH Elite Select Portfolio of Funds

Ticker	Morningstar	Huntington National Bank	Fund Site
DRESX	Driehaus Emerging Markets Small Cap Gr	Driehaus Emerging Markets S/C Growth Fund	Driehaus Emerging Markets Small Cap Growth
FISMX	Fidelity International Small Cap	Fidelity International Small Cap Fund	Fidelity International Small Cap
SFNNX	Schwab Fundamental Intl Equity Index Fund	Schwab Fundamental International Large Cap Fund	Schwab Fundamental International Equity Index

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains, NJ 07076

800-318-7969

www.mhelite.com

MH Elite Income Fund of Funds

Ticker	Morningstar	Huntington National Bank	Fund Site
FMSDX	Fidelity Multi-Asset Income	Fidelity Fidelity Multi-Asset Income	Fidelity Multi-Asset Income
PRCHX	T.Rowe Price Capital Appreciation And Income I	T.Rowe Price Capital Appreciation and Income Fund; Class I shares	T.Rowe Price Capital Appreciation and Income Fund Class I
FFRHX	Fidelity Floating Rate High Income	Fidelity Floating Rate High Income Fund	Fidelity Floating Rate High Income
USIBX	Victory Core Plus Intermediate Bond Fund	USAA Intermediate-Term Bond Fund - RTL	Victory Core Plus Intermediate Bond
FSUTX	Fidelity Select Utilities	Fidelity Select Utilities Growth Fund	Fidelity Select Utilities Portfolio

In the case of Oberweis Micro-Cap we chose to use the fund name as reported by Morningstar. As Morningstar is most widely recognized as a source for mutual fund research we elected, for consistency, to match the fund name with Morningstar reports.  We will report Investor Class on our website and include on future filings in line with SEC guidelines.

Comment: The prospectus states ‘Whenever possible, the Fund will invest in institutional or advisor shares to help reduce the costs associated with investing in underlying funds’.

MH Elite Fund of Funds portfolio includes Touchstone Large Cap Focused Class Y.  Institutional shares with lower fees are available for Touchstone Large Cap Focused fund.  Why did the fund not invest in the institutional shares?

MH Elite Select Portfolio of Funds portfolio includes Seafarer Overseas Growth and Income Advisor class.  Institutional shares with lower fees are available for Seafarer Overseas Growth and Income fund.  Why did the fund not invest in the institutional shares?

MH Elite Income Fund of Funds portfolio includes Franklin Convertible Securities Advisor class.  R6 shares with lower fees are available for Franklin Convertible Securities fund.  Why did the fund not invest in the R6 shares?

Response: The main reason for not always being able to purchase the lowest fee class of an underlying fund is that not all share classes are always available to purchase on the fund platform available with our custodian Huntington National Bank. Huntington National Bank uses a specific platform with Fidelity Investments. When purchasing a fund, we look at the amount we will be investing (share classes have different minimums to qualify for a specific share class) and then which share classes are available on the platform with Huntington National Bank.

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains, NJ 07076

800-318-7969

www.mhelite.com

In the case of Touchstone Large Cap Focused, the “Y” share class, at the time we purchased, was the lowest fee class available with Huntington National Bank.  The management fee for “Y” and “I” share classes was .54%. The adjusted expense ratio for “Y” shares is reported at 0.74% while the adjusted expense ratio for “I” shares is listed at 0.71%. We purchased the lowest share class available to us at that time. The fund position was liquidated in May 2024.

The situation is the same for Seafarer Overseas Growth and Income. At the time of purchase the lowest fee share class available to us was the Investor Class. Class I and Investor class each have a management fee of 0.73%. Gross expense ratio for Class I is a little lower at 0.86% vs. 0.96%., not a significant difference to sway our decision when we made the purchase. The Fund was liquidated in May 2024.

The minimum purchase amount for Class R6 of Franklin Convertible Securities is one million dollars. As we were only purchasing $500,000 the lowest fee available were the Advisor Class shares.

It should be noted that we have been able to invest in institutional share classes even though we were not investing enough to qualify for institutional shares.  In particular, in MH Elite Income Fund of Funds, we were able to purchase a few Pimco Funds that have a one million minimum purchase requirement but were available to purchase on the platform used by Huntington National Bank  for amounts below the reported threshold.

Comment: Explain if there were waivers or amendments to the Code of Ethics?

Response: There were no waivers or amendments to the Code of Ethics.

Comment: N-CSR filings are required to list exhibits.

Response: The recent NCSR filing contained two exhibits not listed on Item 13. We will ensure future filings list all exhibits.

Comment: N-CSR filings are required to answer Items 4I and 4J.

Response: Item 4i is not applicable because the registered public accounting firm does not have a branch or office in a foreign jurisdiction.

Item 4j is not applicable because MH Elite Fund of Funds Trust is not a foreign issuer.

Future filings will include responses to items 4i and 4j.

Comment: When searching for ‘MH Elite Small Cap Fund of Funds’, a uniform resource locator (URL) to an address to a mhelite.com web page with outdated information is returned.

Response.  The outdated web page was removed and a search for ‘MH Elite Small Cap Fund of Funds’ will return a URL to an address to the mhelite.com home page.

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains, NJ 07076

800-318-7969

www.mhelite.com

Responses to comments from December 12, 2024 and December 19, 2024

Comment: Include a disclosure the Fund will include the class identifier in the portfolio holdings where appropriate as per Rule S-X 12-12.

Response.  The Fund will ensure the class identifiers are included in the portfolio holdings on all reports and web site as appropriate per Rule S-X 12-12

Comment: The prospectus states ‘Whenever possible, the Fund will invest in institutional or advisor shares to help reduce the costs associated with investing in underlying funds’.   This was a comment from September 4, 2024, and additional funds were identified where shares are available with a lower fee.   Include the initial purchase amount and date of purchase in the response.

MH Elite Fund of Funds portfolio includes Columbia Dividend Income Class I2.  Class I3  shares with lower fees are available for Columbia Dividend Income fund.  Why did the fund not invest in the I3 shares?

MH Elite Fund of Funds portfolio includes Putnam Large Cap Value Class Y.  Class R6 shares with lower fees are available for Putnam Large Cap Value fund.  Why did the fund not invest in the R6 shares?

MH Elite Select Portfolio of Funds portfolio includes Goldman Sachs GQG Partners International Opportunities  Investor Class. Class R6 shares with lower fees are available for Goldman Sachs GQG Partners International Opportunities.  Why did the fund not invest in the R6 shares?

Response:  The Fund purchased the class shares with the lowest fees that were available on the Huntington National  Bank platform (our custodian).  The initial purchases and amounts for the six funds identified are:

The minimum purchase amount for class I3 of Columbia Dividend Income (CDDRX) is one million dollars. As we were only purchasing $600,000, the I2 shares were the lowest fee class available. The initial investment was $600,000 on 10/18/2019.

At the time of purchase, the lowest fee share class available to us was the Y shares of Putnam Large Cap Value (PEIYX). R6 share class was not available to purchase on the Huntington National Bank platform. The initial investment was $600,000 on 8/4/2022.

The minimum purchase amount for class R6 of Goldman Sachs GQG Partners International Opportunities is $5,000,000 dollars. As we were only purchasing $500,000, the Investor Class shares were the lowest fee class available. The initial investment was $500,000 on 5/21/2024.

Funds identified in the September 4, 2024 comments:

The initial investment in Touchstone Large Cap Focused was $1,000,000 on 5/26/2023.

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains, NJ 07076

800-318-7969

www.mhelite.com

The initial investment in Seafarer Overseas Growth and Income was $300,000 on 12/16/2022.

The initial investment in Franklin Convertible Securities was $500,000 on 9/29/2023.

Comment: The Fund’s response from the September 4, 2024 comments described not all share classes are available on the Huntington National bank platform.  Was the Fund’s Board aware not all share classes are available when the decision was made to use Huntington National Bank as a custodian. What due diligence was performed when choosing Huntington National Bank.

Response: In 2010 we were notified by our trustee of our retirement plans, Principal Trust, that there will be a significant increase in annual maintenance fees. Our auditors, Sanville and Co., recommended we consider using Mutual Shareholder Services (MSS) to act as our transfer agent and, in turn, MSS referred us to Huntington National Bank as a possible alternative trustee for our retirement accounts. This was first presented to the Board at a meeting held on June 1, 2010.

MH Elite Portfolio of Funds entered into an agreement with Mutual Shareholder Services to act as our transfer agent and a custody agreement with Huntington National Bank in November 2010. Final agreements were included as part of the Board Meeting agenda held on November 16, 2010.

We are not aware of any platform that provides all share classes for all funds. This was also the case with former custodians TD Ameritrade and Shareholders Service Group. It is our understanding that each custodian has their own agreements with funds as to which share classes would be available on their respective platforms. As having access to all share classes of a fund is not an option with any custodial platform we are aware of, not having access to all share classes on the Huntington platform was considered not a material issue with the Board and the Fund. Appendix C contains the Board meeting minutes for June 1, 2010 and Appendix D contains the Board meeting minutes for November 16, 2010.  The paragraphs discussing the custodian agreement with Huntington National Bank in the Board meeting minutes are in ‘BOLD’ type.

Approvals of the custody agreement Huntington National Bank is included in Appendix A and with Mutual Shareholder Services, LLC is included in Appendix B.

Comment: Explain how the registrant is adhering to Section 12(d)(1) of the Investment Company Act of 1940.

Response: In 2007 the Fund formalized the guidelines to ensure compliance with Section 12(d)(1).  Appendix E contains the guidelines and Appendix F contains a listing of the unaffiliated registered investment companies owned and the percentage of shares outstanding of those unaffiliated registered investment companies owned by MH Elite.

/s/Jeff Holcombe

Jeff Holcombe

Vice President

Appendix A

CUSTODYAGREEMENT

THIS CUSTODY AGREEMENT ("Agreement"), effective as of November l, 2010, is entered into by and between THE HUNTINGTON NATIONAL BANK, a national bank organized under the laws of the United States (the "Custodian" or "Bank"), and MH Elite Portfolio of Funds, Inc., a corporation formed under the laws of the State of New Jersey ("Corporation").

WITNESSETH:

WHEREAS, the Custodian serves as custodian and foreign custody rnanager for certain of its customers; and

WHEREAS, the Corporation wishes to employ Custodian to act as its custodian and as the foreign custody manager for the Corporation to provide for the custody and safekeeping of the assets of the Corporation as required by the Act, and to provide related services, all as provided herein, and Custodian is willing to accept such employment, subject to the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Custodian and Corporation hereby agree, as follows:

Definitions: The following words and phrases, when used in this Agreement, unless the context otherwise requir.es, shall have the following meanings:

Act or 1940 Act shall mean the Investment Company Act of 1940, as amended from time to time.

1934 Act shall mean the Securities Exchange Act of 1934, as amended from time to time.

Advance(s) shall mean any extension of credit by or through the Custodian or by or through any Sub-custodian and shall include, without limitation, amounts due to the Custodian or any Sub-custodian as the principal counterparty to any foreign exchange transaction with the Corporation, or paid to third parties for account of the Corporation or in discharge of any expense, tax or other item payable by the Corporation.
Agent(s) shall have the meaning set forth in Section 8 hereof.

Applicable Law shall mean with respect to each jurisdiction, all (a) laws, statutes, treaties, regulations, guidelines (or their equivalents); (b) orders, interpretations, licenses and permits; and (c) judgments, decrees, injunctions, writs, orders and similar actions by a court of competent jurisdiction, compliance with which is required or customarily observed in such jurisdiction.

Authorized Person(s) shall mean any person, whether or not any such person is an Officer or employee of the Corporation, who is duly authorized by the Board of Directors of the Corporation to give Instructions on behalf of the Corporation or any Fund in accordance with Section 4 herein, and named in Appendix A attached hereto and as amended from time to time by resolution of the Board of Directors, certified by an Officer, and received by the Custodian.

Board of Directors shall mean the Directors from time to time serving under the Corporation's Agreement and Articles of Incorporation as from time to time amended.

Book-Entry System shall mean a federal book-entry system as provided in Subpart O of Treasury Circular No. 300, 31 CFR 306, in Subpart B of 31 CFT Part 350, or in such book-entry regulations of federal agencies as are substantially in the form of Subpart O.

Clearing Corporation shall mean any entity or system established for purposes of providing securities settlement and movcmcnt and associated functions for a given market.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first above written.

Corporation: Custodian

Daviin - 05-13-09

Appendix A

MH Elite Portfolio of Funds

By: Harvey Merson
Name: Harvey Merson
Title: President
Date: 10 · 29 · 2010

THE HUNTINGTON NATIONAL BANK

By:
Name: Dan Luke
Title: Vice President
Date: 11-3-10

23

Daviin - 05-13-09

Appendix A

APPENDIX A

	Authorized Persons	Specimen Signatures
Chairman:	Howard Samms	
President:	Harvey Merson	
Secretary:	Harvey Merson	
Treasurer:	Jeff Holcombe	
Senior Vice President:	Jeff Holcombe	
Assistant Secretary:		
Assistant Treasurer:		
Adviser Employees:		
Transfer Agent/Fund Accountant Employees:		

* Authority restricted; does not include:________________________4

Daviin - 05-13-09

Appendix B

MH Elite Portfolio of Funds Inc.
220 Russell Avenue
Rahway, NJ 07065
800.318.7969 www.mhelite.com

Board of Directors Resolution Authorizing The Corporation to Enter into and Perform A Contract with Mutual Shareholder Services, LLC

WHEREAS, there has been presented to this Board an agreement between MH Elite Portfolio of Funds, Inc. (the Corporation) and Mutual Shareholder Services, LLC (MSS). to act as the transfer agent for the series of funds offered by the Corporation.

WHEREAS, the Board has reviewed the agreement and finds that it is in the best interest and to the benefit of the Corporation to enter into and perform such an agreement.

WHEREAS, the President, Vice President or Board Chairman is hereby authorized to execute, in the name and on behalf of the Corporation, and deliver the Agreement between the Corporation and MSS substantially in the form of the Agreement presented to the board except for such changes, additions, deletions as to any or all of the terms and provisions deemed necessary and proper to execute such Agreement.

FURTHER RESOLVED, that each and every officer of this Corporation is hereby authorized in the name and on behalf of the Corporation from time to time to take such actions and to execute and deliver such instruments, notices and documents as may be required or as such officer may deem necessary, advisable or proper in order to carry out and perform in such manner for the benefit of the Corporation.

FURTHER RESOLVED, the undersigned Directors approve of the agreement between the Corporation and MSS with an effective date of November 1, 2010.

Jeff Holcombe 10-25-10

Howard Samms

Vince Rettino

Vince Farinaro

Appendix C

MH Elite Portfolio of Funds, Inc.
220 Russell Avenue Rahway, NJ 07065
800.318.7969
www.mhelite.com

Meeting Minutes of Board of Directors
June 1, 2010

The meeting of the Board of Directors of MH Elite Portfolio of Funds, Inc. was called to order on June 1 , 2010 by Jeff Holcombe. Board members present were Jeff Holcombe, Vince Farinaro, Vince Rettino, Howard Samms and Tice Walker. Jerome Stern was unable to attend this meeting.

Meeting was also attended by President, Harvey Merson, who is not a member of the Board.

The meeting minutes for board meeting held on December 14, 2009 were reviewed and approved by all members present. H. Samms motioned to approve the minutes and was second by V, Rettino.

The independent directors approved the form of the Fidelity Bond and set the limit of liability in the amount of $250,000 for the period 10/1/10 to 10/1/11. Board designated CCO, H. Merson to make the filing and to give notice as required by paragraph (g) of rule 17g-1 of the Act. Each insuring agreement listed on policy has its own limit of liability of 25,000/250,000 and a separate deductible of 2,500. By motion from V. Farinaro and second by H. Samms, the independent directors, by a vote of 3-0, elected to renew the Fidelity Bond as is for the period 10/1/10 to 10/1/11.

All current Board members in attendance will stand for reelection at next shareholder meeting. Due to his absence, the Board members asked H. Merson to meet with J. Stern and discuss his interest to remain on the Board. Board will consist of either three or four non-interested directors and two interested directors.

V. Farinaro nominated H. Samms to continue to serve as Board Chairman. V. Rettino second the motion. By a vote of 3-0, the non interested directors reappointed H. Samms to serve as Board Chairman.

Appendix C

Board is recommending Sanville and Co. for shareholder approval to retain their services to audit the 2010 financial statements. Sanville and Co. has continued to bill the Fund at the lower end of their original estimate as expressed in their engagement letter.

Appointment of Sanville and Co. as the independent auditor was motioned by H. Samms and second by T. Walker.

The Board set October 29, 2010 for the annual shareholder meeting and set September 17, 2010 as the record date for determination of the shareholders entitled to notice of and to vote at the shareholder meeting.

The 2010 proxy statement for the shareholder meeting set for October 29, 2010 will contain the following two items for shareholders to approve/disapprove.

A. Election of the Board of Directors
B. Selection of Sanville and Co., as independent public accountants, to audit and certify financial statements of the Fund(s) for the fiscal year ending 12/31/10.

H. Merson presented material to the board relating to new proxy and SAI disclosure rules concerning director information. The SEC is now requiring proxies for the election of fund directors and the revised SAI to include more comprehensive information as it pertains to the qualifications of an individual to serve on a fund board. Included as part of these minutes is copy of final rule as published by the SEC, Proxy Disclosure Enhancements, with an effective date of February 28, 2010. Amendments most relevant to our fund structure are director and nominee qualifications and legal proceedings and board leadership structure. Particular attention should be paid to pages 7, 8, 34, 35, 36, 39, 40, 43 and 44.

I. Merson notified the board of his interest to find another trustee for our retirement plans to replace Principal Trust due to the exorbitant increase in annual maintenance fees. Annual fees have more than tripled this year, from $45 to $150 per account. In order for MHI, investment adviser to the Funds, to continue covering this expense on behalf of shareholders it is necessary to find another Trustee. H. Merson is currently in discussions with Huntington National Bank and Mutual Shareholder Services. Mutual Shareholder Services may also be able to provide the proxy services previously performed by the Altman Group. As transfer agent, proxy solicitation is one of the services that they would include in their agreement. To date, the Funds provide all transfer services. Huntington Nat'l Bank would act as trustee for our retirement accounts. H. Merson will notify the Board of his findings as any new agreement(s) will require Board approval.

XBRL methodology will be required for our next NIA filing in 2011.

Appendix C

Upon adjournment each non interested director received a payment of $750, Payment will be mailed to J. Stern. As Board Chairman, H. Samms received a check for 937.50.

Harvey Merson
President

Appendix D

MH Elite Portfolio of Funds, Inc.
220 Russell Avenue Rahway, NJ 07065
800.318.7969 www.mhelite.com

Meeting Minutes of Board of Directors
November 16, 2010

The meeting of the Board of Directors of MH Elite Portfolio of Funds, Inc. was called to order on November 16, 2010 by Board Chairman, Howard Samms. Board members present were Jeff Holcombe, Howard Samms, Vince Farinaro, Tice Walker and Vincent Rettino.

Harvey Merson, CCO and Portfolio Manager, was invited to the meeting for his input on matters pertaining to the financial status of MHI, fund performances and any other topics in which the Board deemed it appropriate to solicit his opinion.

The meeting minutes for Board meeting held on June l, 2010 were reviewed and approved by all members present. T. Walker motioned to approve the minutes and was second by H. Samms.

Results of shareholder vote from annual shareholder meeting held October 29, 2010 were presented to all Board members including final tabulation to Board Chairman, H. Samms. All standing directors, except Jerome Stern, were reelected and the firm Sanville and Co. was approved as the independent auditor. The Board now consists of 5 Directors, 2 interested and 3 non-interested directors. Jerome Stern had withdrawn his name for reelection. The Fund had retained the services of Mutual Shareholder Services (MSS) to mail, solicit and tabulate shares voted by proxy. Proxy Voting Summary provided by MSS are included as part of these minutes. H. Merson to discuss with MSS about creating an option for shareholders to vote online.

As the Board is responsible to elect officers at the first meeting after the election of directors by shareholders, a motion was made by T. Walker and seconded by V. Farinaro to reappoint H. Merson to serve as President and Secretary and J. Holcombe to serve as Vice President and Treasurer. The Board voted 5-0 in favor.

A copy of auditor's engagement letter from Sanville and Co. was provided to all Board members by H. Merson. Engagement letter was signed by Board Chairman, H. Samms. While the engagement letter provides a fee range of $18,000 to $20,700, we have been billed at the lower end of the fee schedule as Sanville and Co. have been very diligent and responsive to the current economic environment.

H. Merson presented the financial status of MHI, the advisor, to the Board. The financial condition of MI-Il is included as part of these minutes.

Appendix D

Included as part of these minutes are performance reviews for MHELX, MHEFX and MHESX as prepared by H. Merson. Performance reviews include comparisons to benchmark indexes and other comparable funds based on investing styles and market caps. Comparigong and fund profiles are based on information from Morningstar.

The Board reviewed the criteria as set forth by the Gartenberg case and followed the guidelines that were presented to each Board member and are included as part of these minutes. V. Farinaro motioned and H. Samms second to approve Investment Advisory Agreement. The Board unanimously approved to renew the Investment Advisory Agreement with MHI Investment Management, Inc. effective January 1, 2011.

At the motion of V. Farinaro and second by H. Samms the Board unanimously approved the Administrative Services Agreement effective January 1, 2011. There were no changes proposed to amend existing agreements.

All Board members and H. Merson reviewed Code of Ethics and signed a Code of Ethics agreement.

All Board members and H. Merson reviewed Policy on Insider Trading and signed a Policy on Insider Trading agreement.

The Board has tentatively scheduled the next annual compliance meeting with CCO and non interested directors to review written policies and procedures to be held in May/June 2011.

The Board of Directors set December 30, 2010 as record date and December 31, 2010 as ex and pay date for 2010 year end distributions. Declaration of capital gains distribution and net investment income is included as part of these minutes. 2010 estimates for MHELX, MHEFX and MHESX are O NII and O for LTCG,

With a motion from T. Walker and a second by V. Farinaro, the Board unanimously appointed H. Samms Financial Expert.

Included as part of these minutes is Board Resolution to enter into an agreement with Mutual Shareholder Services. MSS will provide transfer services including shareholder statements, shareholder record keeping, mailing and filing of reports, provide online daily account balances, 1099 tax reporting, proxy solicitation and any other services deemed appropriate in meeting the needs of shareholders.

In response to the significant increase in annual maintenance fees imposed by Principal Trust, MH Elite Portfolio of Funds, Inc. has entered into an agreement with Huntington National Bank (HNB) to serve as the Fund's custodian and replace Principal Trust as the trustee/custodian for all retirement accounts. This also created a significant savings in operating expenses. As a result, all fund holdings are being transferred from SSG to HNB. MHE will no longer act as self custody under the agreement with HNB. Fees paid to HNB and MSS were negotiated for an amount less than previously paid just to Principal Trust. Agreement between MHE and HNB is included as part of these minutes.

H. Merson presented his desire to create another series for MH Elite Portfolio of Funds, Inc. He expressed his need for a bond/income fund of funds to compliment our 3 equity

Appendix D

funds. This should definitely help acquire new and retain existing assets by providing a more balanced family of funds. New fund will help shareholders manage their risk tolerance by diversifying their investment choices between stocks and bonds. The proposed fund will consider investing in various bond fund strategies, including but not limited to high yield, international and emerging market debt, convertible securities, floating rate issues, TIPS, mortgage backed securities, US Treasuries, Corporate debt and conservative allocation funds. With a motion from V. Rettino and a second from H. Samms, the Board voted unanimously to begin the registration process.

Upon adjournment, each non-interested director received a check for $750, except H. Samms who received $937.50 as Board Chairman.

Harvey Merson

Harvey Merson, President

Appendix D

CUSTODYAGREEMENT

THIS CUSTODY AGREEMENT ("Agreement"), effective as of November 1, 2010, is entered into by and between THE HUNTINGTON NATIONAL BANK, a national bank organized under the laws of the United States (the "Custodian" or "Bank"), and MH Elite Portfolio of Funds, Inc., a corporation formed under the laws of the State of New Jersey ("Corporation").

WITNESSETH:

WHEREAS, the Custodian serves as custodian and foreign custody manager for certain of its customers; and

WHEREAS, the Corporation wishes to employ Custodian to act as its custodian and as the foreign custody manager for the Corporation to provide for the custody and safekeeping of the assets of the Corporation as required by the Act, and to provide related services, all as provided herein, and Custodian is willing to accept such employment, subject to the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Custodian and Corporation hereby agree, as follows:

Definitions: The following words and phrases, when used in this Agreement, unless the context otherwise requires, shall have the following meanings:

Act or 1940 Act shall mean the Investment Company Act of 1940, as amended from time to time.

1934 Act shall mean the Securities Exchange Act of 1934, as amended from time to time.

Advance(s) shall mean any extension of credit by or through the Custodian or by or through any Sub-custodian and shall include, without limitation, amounts due to the Custodian or any Sub-custodian as the principal counterparty to any foreign exchange transaction with the Corporation, or paid to third parties for account of the Corporation or in discharge of any expense, tax or other item payable by the Corporation.

Agent(s) shall have the meaning set forth in Section 8 hereof.

Applicable Law shall mean with respect to each jurisdiction, all (a) laws, statutes, treaties, regulations, guidelines (or their equivalents); (b) orders, interpretations, licenses and permits; and (c) judgments, decrees, injunctions, writs, orders and similar actions by a court of competent jurisdiction, compliance with which is required or customarily observed in such jurisdiction.

Authorized Person(s) shall mean any person, whether or not any such person is an Officer or employee of the Corporation, who is duly authorized by the Board of Directors of the Corporation to give Instructions on behalf of the Corporation or any Fund in accordance with Section 4 herein, and named in Appendix A attached hereto and as amended from time to time by resolution of the Board of Directors, certified by an Officer, and received by the Custodian.

Board of Directors shall mean the Directors from time to time serving under the Corporation's Agreement and Articles of Incorporation as from time to time amended.

Book-Entry System shall mean a federal book-entry system as provided in Subpart O of Treasury Circular No. 300, 31 CFR 306, in Subpart B of 31 CFT Part 350, or in such book-entry regulations of federal agencies as are substantially in the form of Subpart O.

Clearing Corporation shall mean any entity or system established for purposes of providing securities settlement and moycmcnt and associated functions for a given market.

Daviin 05-13-09

Appendix D

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date first above written.

Corporation: Custodian

MH Elite Portfolio of Funds

THE HUNTINGTON NATIONAL BANK

Merson

Harvey Merson

By:

Name:Name: Dan Luke

president

Title:Title: Vice

10 · 29 · 2 11-3-1

President Date: 2-010 Date:

23

Daviin 05-13-09

Appendix D

-

APPENDIX A

	Authorized Persons	Specimen Signatures
Chairman:	Howard Samms	[signature]
President:	Harvey Merson	[signature]
Secretary:	Harvey Merson	[signature]
Treasurer:	Jeff Holcombe	[signature]
Senior Vice President:	Jeff Holcombe	[signature]
Assistant Secretary:		
Assistant Treasurer:		
Adviser Employees:		
Transfer Agent/Fund Accountant Employees:		

* Authority restricted; does not include:

Daviin 05-13-09

Appendix D

MH Elite Portfolio of Funds Inc
220 Russell Avenue Rahway, NJ 07065
800.318.7969 www.mhelite.com

Board of Directors Resolution Authorizing The Corporation to Enter into and Perform A Contract with Mutual Shareholder Services, LLC

WHEREAS, there has been presented to this Board an agreement between MH Elite Portfolio of Funds, Inc. (the Corporation) and Mutual Shareholder Services, LLC (MSS). to act as the transfer agent •l-ör the series of funds offered by the Corporation.

WHEREAS, the Board has reviewed the agreement and finds that it is in the best interest and to the benefit of the Corporation to enter into and perform such an agreement.

WHEREAS, the President, Vice President or Board Chairman is hereby authorized to execute, in the name and on behalf of the Corporation, and deliver the Agreement between the Corporation and MSS substantially in the form of the Agreement presented to the board except for such changes, additions, deletions as to any or all of the terms and provisions deemed necessary and proper to execute such Agreement.

FURTHER RESOLVED, that each and every officer of this Corporation is hereby authorized in the name and on behalf of the Corporation from time to time to take such actions and to execute and deliver such instruments, notices and documents as may be required or as such officer may deem necessary, advisable or proper in order to carry out and perform in such manner for the benefit of the Corporation.

FURTHER RESOLVED, the undersigned Directors approve of the agreement between the Corporation and MSS with an effective date of November 1, 2010.

Vince Rettino

Jeff Holcombe 10-25-10

Howard Samms

Vince Farinaro

Appendix E

MH Elite Portfolio of Funds Trust

GUIDELINES FOR FUNDS' INVESTMENT IN

UNAFFILIATED REGISTERED INVESTMENT COMPANIES

It is the responsibility of the Funds' portfolio manager(s) to comply with Section

12(d)(1)(F) of the Act which provides an exemption from Section 12(d)(1) of the Investment Company Act of 1940. Under 12(d)(1)(F) of the Investment Company Act of 1940, a registered investment company can invest all of its assets in other registered investment companies if the acquiring fund acquires no more than 3 percent of the acquired fund's outstanding stock and the sales load is no more than 1.5 percent.

Shares of each of the funds, acquiring funds, offered for sale by MH Elite Portfolio of Funds Trust are to be sold on a no-load basis and all acquired funds, unaffiliated funds, are to be purchased at their net asset value. Acquired funds will include those funds that are classified as no-load funds and/or load funds that can be purchased with a load waiver. Furthermore, acquired funds cannot have a 12B-1 plan in force with a charge in excess of .25%.

Account balances of acquired funds are to be monitored on a monthly basis.

In the event an investment in any acquired fund exceeds 3% of the acquired fund's outstanding stock, the portfolio manager(s) will sell a sufficient number of shares in said acquired fund to satisfy the restriction imposed by 12(d)(1)(F).

Appendix F

MH Elite Portfolio of Funds Trust

Percentage of Shares Outstanding of Unaffiliated Registered Investment Companies owned by MH Elite as of December 20, 2024

MH Elite Small Cap Fund of Funds

Ticker	Shares Outstanding	Shares Owned by MH MH Elite	% of shares outstanding owned by MH Elite
AVALX	10,236,940	17,299.789	0.169
CSMCX	26,865,352	16,247.757	0.060
FDSCX	62,170,167	14,100.395	0.023
FTHSX	176,255,507	14,415.693	0.008
HIMDX	47,593,361	33,779.819	0.071
HRSMX	30,701,754	8,986.227	0.029
NEJYX	48,246,445	35,433.800	0.073
OBMCX	7,121,545	17,227.740	0.242
OBSIX	38,974,746	21,096.380	0.054
PKSFX	27,905,759	10,995.148	0.039
PVIVX	3,042,949	13,942.585	0.458
SFSNX	108,210,646	50,465.856	0.047
TSCSX	90,959,752	19,893.519	0.022
VSIAX	267,931,197	8,626.000	0.003
VSMIX	155,378,641	24,803.500	0.016

MH Elite Fund of Funds

Ticker	Shares Outstanding	Shares Owned by MH MH Elite	% of shares outstanding owned by MH Elite
AMIGX	36,978,453	11,001.684	0.030
CDDRX	113,203,593	31,956.331	0.028
DHANX	11,815,611	51,476.047	0.436
DRGVX	123,812,786	41,457.298	0.033
FGRTX	87,005,431	31,030.203	0.036
FSHOX	7,892,025	4,274.235	0.054
FSLBX	6,968,276	7,229.700	0.104
FSPGX	780,111,477	37,538.639	0.005
GQEIX	135,466,900	44,882.293	0.033
HULEX	8,392,967	31,743.591	0.378
LSGRX	453,511,706	30,000.000	0.007
NASDX	43,568,147	68,321.969	0.157
PBCKX	71,997,389	19,950.125	0.028
PEIYX	472,347,267	44,698.985	0.009
PMYTX	3,067,812	42,744.810	1.393
PRDGX	174,585,130	13,000.000	0.007
PRWAX	116,456,383	18,147.207	0.016
QGIAX	8,911,617	71,588.763	0.803
QKACX	1,706,454	14,211.274	0.833
VTCLX	67,546,758	6,665.349	0.010

MH Elite Select  Portfolio of Funds

Ticker	Shares Outstanding	Shares Owned by MH MH Elite	% of shares outstanding owned by MH Elite
DRESX	5,791,897	28,223.491	0.487
FISMX	51,860,389	10,284.956	0.020
GQGIX	1,242,822,967	33,745.782	0.003
GSINX	498,012,916	21,805.495	0.004
HILIX	140,210,177	20,191.226	0.014
MIEIX	509,195,742	12,809.744	0.003
MISMX	16,305,651	23,961.127	0.147
SFNNX	275,141,243	44,748.975	0.016
SSHQX	29,894,737	4,156.357	0.014
TAVFX	12,220,859	6,717.391	0.055
THOIX	21,861,569	18,767.100	0.086
VINAX	3,051,094	3,880.309	0.127
VMIAX	13,312,435	4,498.980	0.034
WCMIX	836,152,797	25,304.492	0.003

MH Elite Income Fund of Funds

Ticker	Shares Outstanding	Shares Owned by MH MH Elite	% of shares outstanding owned by MH Elite
APDFX	391,978,022	68,149.742	0.017
BBBIX	747,792,706	44,624.954	0.006
BGHIX	197,665,370	79,413.437	0.040
CBLDX	112,127,441	51,128.404	0.046
DODIX	5,944,471,348	63,792.158	0.001
DODLX	289,163,498	71,172.604	0.025
FCSZX	73,951,342	25,445.293	0.034
FFRHX	1,057,911,733	97,497.722	0.009
FMSDX	88,621,908	54,758.886	0.062
FSUTX	16,336,273	5,125.797	0.031
PFIIX	506,079,404	65,056.550	0.013
PIMIX	9,922,549,952	62,480.320	0.001
PIRMX	204,889,976	70,252.714	0.034
PRCHX	3,861,789	18,286.870	0.474
PRFRX	182,081,545	43,956.044	0.024
PRSNX	83,969,849	34,368.950	0.041
RCTIX	95,644,841	68,262.273	0.071
USIBX	166,041,896	90,580.109	0.055
VEGBX	153,717,949	30,408.607	0.020
VTMFX	231,847,274	17,661.220	0.008